

September 29, 2011

Via E-mail
Mr. Clint C. Freeland
Executive Vice President and Chief Financial Officer
Dynegy, Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

>   **Re: Dynegy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 8, 2011**
>   **File No. 001-33443**
>   **Dynegy Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 8, 2011**
>   **File No. 000-29311**

Dear Mr. Freeland:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 98

Consolidated Statements of Cash Flows, page F-6

1. It appears that certain amounts presented in the investing and financing sections of your statements of cash flows are presented on a net basis. Unless such items qualify for net reporting in accordance with the guidance in ASC 230-10-45-7 through 45-9, please tell us

Mr. Clint C. Freeland
Dynegy, Inc.
September 29, 2011
Page 2

the composition of these amounts and revise in future filings to present such items on a gross basis.

Note 22 – Commitments and Contingencies, page F-67

2. We note your disclosure on page F-70 that qualifies the materiality assessment in management's judgment. It is unclear whether the statement suggests that the accrued amount is immaterial, the range of any reasonably possible additional losses is immaterial to your financial statements, or something else. Please clarify this phrase in your next Form 10-Q and provide us with your proposed disclosure.

3. We note your disclosure on page F-68 that certain claims could have a material effect on your financial condition, results of operations and cash flows. Please tell us how your disclosure is consistent with ASC 450-20-50-2 and 50-4(b). In this regard, it does not appear that the Company has provided any quantitative information as to the amount or range of reasonably possible loss. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. Alternatively, if you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

4. Please tell us how you considered the guidance in ASC 410-30 and SAB Topic 5:Y in recognizing environmental liabilities arising from your operations and in your disclosures regarding such matters. Please be detailed in your response.

Item 15. Exhibits and Financial Statement Schedules, page 104

5. We note that for Exhibit 10.8, which you have incorporated by reference, you did not provide the full agreement including all schedules. Please review all the agreements you have filed as exhibits and revise your filing(s) to include complete copies of these agreements, including all exhibits, attachments and schedules to these agreements. In this regard, we refer you to comment one in our letter dated June 4, 2009 with respect to your Form 10-K for the fiscal year ended December 31, 2008 and your response dated June 16, 2009. In your response letter, you stated you would file complete copies of agreements with your quarterly report dated June 30, 2009. It does not appear that you did so. Accordingly, we reissue comment one in our letter dated June 4, 2009 and ask that you file complete exhibits to your most recent Form 10-K and your other periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief